EXHIBIT 99.1
                      BANCO DE GALICIA Y BUENOS AIRES S.A.


                                                  Buenos Aires, October 12, 2007


Comision Nacional de Valores (National Securities Commission)

By Hand

                          Ref.: Program for the issuance and re-issuance of Ordinary Negotiable obligations for up to US$2,000,000,000 - Cancellation.

Dear Sirs,
   In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to inform you that, on the date hereof, the Bank has decided to cancel the Negotiable Obligations detailed below, these Negotiable Obligations were acquired through purchases which were made under market terms:


   * Negotiable Obligations due in 2010: with a nominal value of US $39,750,000 (thirty nine million seven hundred and fifty thousand US Dollars).


   After effecting this cancellation, the nominal value of the Negotiable Obligations due in 2010 that are still in circulation will be US$ 302,914,846 (three hundred and two million nine hundred and fourteen thousand eight hundred and forty six US Dollars).


    Consequently, we request that you give effect to the partial cancellation of the Public Offering for US$ 39,750,000 of Negotiable Obligations due in 2010.


                           Yours faithfully,
                                          Patricia M. Lastiry
                                           Attorney in fact